Mr. John A. Schuler
                                            Treasurer
                                            Phone:  (215) 208-2165
IMMEDIATE RELEASE



                    CARPENTER TECHNOLOGY TO REDEEM DEBT


     Reading, PA (January 25, 1994) -- Carpenter Technology Corporation today announced that it will redeem $55.3 million of high-coupon debt.
     The debt to be redeemed will consist of the entire outstanding principal amount of its 12 7/8% sinking fund debentures due 2014. The redemption date for the debentures will be March 1, 1994. Notice of redemption of the debentures is being mailed today to holders of record of the debentures.
     The redemption price for the 12 7/8% debentures will be $1,061.62 per $1,000 of principal amount of the debentures to be redeemed, consisting of the principal amount and a redemption premium. The premium paid for the redemption will result in an extraordinary charge of $1.9 million after taxes ($.24 per share) in the Company's third fiscal year quarter ending March 31, 1994.
The debentures are being redeemed to reduce future interest costs.

     Funding for the redemption will come from the Company's current credit facilities or through the issuance of Medium-Term




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Carpenter Technology Corporation                           January 25, 1994
Reading, PA                                                          Page 2




Notes. The Company recently filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to $100 million of Medium-Term Notes.
     The redemption agent for the debentures is Morgan Guaranty Trust Company of New York, 60 Wall Street, New York, New York 10260.

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